

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 8, 2007

Ms. Susan G. Leber
Managing Director and Chief Financial Officer
W.P. Stewart & CO., LTD.
Trinity Hall, 43 Cedar Avenue
P.O. Box HM 2905
Hamilton, HM LX, Bermuda

> **RE: Form 20-F for the Fiscal Year ended December 31, 2006**
> **Form 6-K for the Fiscal Quarters ended March 31, 2007 and June 30,**
> **2007**
> **File No. 1-16245**

Dear Ms. Leber:

We have reviewed your response letter dated July 12, 2007 and have the
following additional comments. If you disagree with a comment, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 20-F for the year ended December 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please
    show us what the revisions will look like in your response. These revisions

should be included in your future filings, including your interim filings where applicable.

Financial Statements

Note 2 – Background and Organization, page F-7
Business Acquisitions, page F-8

2. We have reviewed your response to prior comment 3. You stated in your response that you updated your intangible asset and goodwill impairment analysis at the end of the first quarter of 2007 due to assets under management outflows of $1.7 billion. Based on our review of your impairment analysis it appears that the customer relationship intangible assets acquired from TPRS Services may be impaired as of March 31, 2007 given that the carrying value of the intangible asset appears to exceed its fair value. Please describe in a comprehensive manner your accounting for this intangible asset with references to appropriate accounting literature, including the amount of any impairment charge that you have recognized as of March 31, 2007.

3. In your intangible asset and goodwill impairment analysis you assumed an operating expense run rate of 54.1% for the five years ended December 31, 2006 and an operating expense run rate of 58.8% for the five years ended March 31, 2007. Please tell to us the factors responsible for the difference in your operating expense run rate of 54.1% for the five years ended December 31, 2006 and the operating expense run rate of 58.8% for the five years ended March 31, 2007.

4. Based on the continued cash outflows noted in your Form 6-K report filed on August 3, 2007, please also provide us with your updated goodwill impairment analysis as of June 30, 2007.

Note 12 – Share Options, page F-20

5. We have read your response to prior comment 6. You stated that you inadvertently continued to apply ABP 25 to stock options granted in 2001 and 2002 after the adoption of SFAS 123 (R) in 2005. You also stated that the difference in stock compensation expense recorded in 2005 and 2006 was not material. Please provide us with your analysis of materiality on a quarterly and annual basis for the stock options inadvertently accounted for improperly under APB 25 in 2005 and 2006. Please refer to SAB Topic 1:N.

6. In your response you indicated that you had determined the fair value of the stock options issued in 2005 and 2006 based on the volatility measured over a thirty day period. Please provide us with additional information to help us understand why you believe a 30-day period is appropriate. Please also tell us which 30-day

period was used in determining the volatility of your common stock and why you believe that period to be appropriate. Provide references to authoritative literature supporting your response.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief